SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2005

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press release re Internet Gold's Subsidiary Acquires 50% of Nirshamim, One of Israel's Leading Academic Portal dated March 11, 2005.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold's Subsidiary Acquires 50% of Nirshamim, One of Israel's Leading Academic Portal

Friday March 11, 2:00 am ET

PETACH TIKVA, Israel, March 11 /PRNewswire-FirstCall/ -- Internet Gold (NASDAQ:
IGLD - News) today announced that its fully-owned subsidiary, GoldMind, has completed the acquisition of 50% of the shares of the Israeli portal Nirshamim (www.nirshamim.co.il). In addition, GoldMind has the option to acquire the remaining 50% of Nirshamim's shares by triggering a BMBY ("Buy Me Buy You") mechanism.

Nirshamim is one of Israel's leading academic portal servicing the university and post-university sector. The portal currently operates at "breakeven," generating revenues from advertising by educational institutions. By taking advantage of synergies with the Company's other portals MSN-Israel and START, together with its proven sales and marketing experience, the Company forecasts that it will be able to increase Nirshamim's revenues significantly in the short term, so that it will make a positive contribution to revenues and operating profits already in the second quarter of 2005.

"This acquisition is part of our strategy to become the leading player in Israel's e-advertising space, which we expect to grow significantly in the years ahead," said Mr. Doron Turgeman, Internet Gold's Deputy CEO. "During the past year, we have seen the beginning of a shift in advertising budgets away from traditional media like newspapers and billboards and towards interactive advertising. With more and more of the population 'connected' - and with younger segments actually spending more time online than watching TV or reading newspapers - we believe that e-advertising will grow to become a major component in all media strategies. We therefore are increasing our portal activities."

"With both MSN-Israel and startnet developing in accordance with our plans together with this acquisition, we are well positioned to benefit from the expected shift of university recruitment activities to the Internet. In the future, we will continue to look for new ways to benefit from the emergence of the Internet as a major media focus," concluded Mr.Turgeman.

About Internet Gold

Internet Gold is a communications company that provides Internet access and related value-added services, international telephony, e-advertising, content and e-Commerce services throughout Israel to both residential and business customers.

Internet Gold's operations are carried out through four subsidiaries. Through MSN Israel, its joint-venture (50.1% ownership) with Microsoft Corp., (49.9% ownership), the Company operates Israel's leading Internet portal. Its fully-owned subsidiary Internet Gold International specializes in the provision of international Internet and communication services. Its fully-owned subsidiary GoldMind focuses on the provision of Internet value-added services. Through GoldTrade, its fully-owned e-Commerce subsidiary, the Company has established itself as one of Israel's leading e-Commerce providers.

For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             INTERNET GOLD-GOLDEN LINES LTD.
                                                      (Registrant)



                                             By /s/Eli Holtzman
                                                ---------------
                                                Eli Holtzman
                                                Chief Executive Officer




Date:  March 11, 2005